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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WestCoast Hospitality Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95750P106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 95750P106			Page 2 of 6 Pages

1.	Name of Reporting Person: Heather H. Barbieri		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,088,629 shares

		6.	Shared Voting Power: 957,366 shares

		7.	Sole Dispositive Power: 1,088,629 shares

		8.	Shared Dispositive Power: 957,366 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,045,995 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.7%

12.	Type of Reporting Person: IN

13G
CUSIP No. 95750P106			Page 3 of 6 Pages

1.	Name of Reporting Person: DKB and HHB Unity Trust		I.R.S. Identification Nos. of above persons (entities only): 91-6365600

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Washington, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 957,366 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 957,366 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 957,366 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: OO

CUSIP NO. 95750P106	SCHEDULE 13G	PAGE 4 OF 6 PAGES

Item 1

(a)	Name of Issuer:

WestCoast Hospitality Corporation

(b)	Address of Issuer’s Principal Executive Offices: 201 W. North River Drive, Suite 100 Spokane, WA 99201

Item 2

(a)	Name of Persons Filing: * (1) Heather H. Barbieri (2) DKB and HHB Unity Trust

*Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if None, Residence:

201 W. North River Drive, Suite 100, Spokane, WA 99201** ** This address applies to all persons specified above in item 2(a)

(c)	Citizenship: (1) United States of America (2) Washington, U.S.A.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:
95750P106

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP NO. 95750P106	SCHEDULE 13G	PAGE 5 OF 6 PAGES

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2004, 2,045,995 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Heather H. Barbieri, which includes 957,366 shares held by the DKB and HHB Unity Trust, an irrevocable trust, of which Heather H. Barbieri and her ex-spouse, Donald K. Barbieri, are co-trustees. Ms. Barbieri otherwise disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

957,366 shares are beneficially owned by the DKB and HHB Unity Trust.

(b)	Percent of class:
For information regarding percent of class with respect to the above listed shares, refer to Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:
For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification.

Not Applicable.

CUSIP NO. 95750P106	SCHEDULE 13G	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ Heather H. Barbieri
Heather H. Barbieri

DKB AND HHB UNITY TRUST
/s/ Donald K. Barbieri
Name:	Donald K. Barbieri
Title:	Trustee

/s/ Heather H. Barbieri
Name:	Heather H. Barbieri
Title:	Trustee

Exhibit 1: Joint Filing Agreement

CUSIP NO. 95750P106	SCHEDULE 13G

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G, including any and all amendments thereto, with respect to the common stock, $0.01 par value, of WestCoast Hospitality Corporation. In addition, each party to this Agreement expressly authorizes the other party to this Agreement to file on his or its behalf any and all amendments to such Statement on Schedule 13G.

The undersigned consent to the inclusion of this Agreement as an exhibit to each joint filing made pursuant hereto.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2005.

/s/ Heather H. Barbieri
Heather H. Barbieri

DKB AND HHB UNITY TRUST
/s/ Donald K. Barbieri
Name:	Donald K. Barbieri
Title:	Trustee

/s/ Heather H. Barbieri
Name:	Heather H. Barbieri
Title:	Trustee